UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 25, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 30 September 2022 Pillar 3 Report for UBS Group and significant regulated subsidiaries and sub-groups, which appears immediately following this page.

30 September 2022 Pillar 3 Report

UBS Group and significant regulated subsidiaries and sub-groups

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries
“1m”	One million, i.e., 1,000,000
“1bn”	One billion, i.e., 1,000,000,000
“1trn”	One trillion, i.e., 1,000,000,000,000

Table of contents

UBS Group
2	Section 1	Introduction and basis for preparation
4	Section 2	Key metrics
7	Section 3	Risk-weighted assets
11	Section 4	Going and gone concern requirements and eligible capital
12	Section 5	Leverage ratio
14	Section 6	Liquidity and funding

Significant regulated subsidiaries and sub-groups
16	Section 1	Introduction
17	Section 2	UBS AG standalone
21	Section 3	UBS Switzerland AG standalone
28	Section 4	UBS Europe SE consolidated
29	Section 5	UBS Americas Holding LLC consolidated

Appendix
30	Abbreviations frequently used in our financial reports
32	Cautionary statement

Contacts

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Office of the Group Company Secretary

The Group Company Secretary handles inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary’s office, manages relationships with shareholders and the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

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For global registered share-related
inquiries in the US.

Computershare Trust Company NA
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Shareholder online inquiries:
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Shareholder website:
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2022. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group

Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (the BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

This Pillar 3 Report has been prepared in accordance with Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 disclosure requirements (FINMA Circular 2016/1 “Disclosure – banks”) as revised on 8 December 2021, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis.

›    Refer to the “Capital management” section of our third quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information about capital and other regulatory information as of 30 September 2022 for UBS Group AG consolidated, and to the “Capital management” section of the UBS AG third quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information about capital and other regulatory information for UBS AG consolidated

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors.

Significant regulatory developments, disclosure requirements and other changes to be adopted after this quarter

Revision of the Swiss liquidity requirements

The revision of the Swiss Liquidity Ordinance became effective on 1 July 2022. The changes increase the regulatory minimum liquidity requirements for systemically important banks, including UBS, from 1 January 2024. The specific increase for UBS remains uncertain pending supervisory guidance from FINMA. Related new and revised regulatory reporting requirements have become effective from the fourth quarter of 2022 onward.

UBS Group | Introduction and basis for preparation	2

Amendment of the Swiss Capital Adequacy Ordinance regarding the final implementation of Basel III

In July 2022, the Swiss Federal Department of Finance launched a consultation on amending the Swiss Capital Adequacy Ordinance with the aim of implementing the final elements of the BCBS reforms (Basel III) in Swiss law. In parallel, FINMA has opened a consultation on the associated implementing circulars.

The consultations will last until 25 October 2022. The Swiss Federal Council’s Capital Adequacy Ordinance and the associated FINMA ordinances are scheduled to enter into force on 1 July 2024, with the phasing in of certain elements until 2028.

Other developments effective in this quarter

Update on 2022 capital returns

We have adjusted our accrual for the 2022 ordinary dividend from USD 0.51 to USD 0.55 per share, which represents an increase of 10% compared with the previous year. The Board intends to propose the dividend for approval by shareholders at the Annual General Meeting to be held in April 2023.

We expect share repurchases to be approximately USD 5.5bn for 2022. We will provide guidance on next year’s capital return at the fourth quarter earnings presentation and expect to continue to have share repurchases and a progressive dividend.

›    Refer to the “Share information and earnings per share” section of our third quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information

Wealthfront

In August 2022, UBS and Wealthfront mutually agreed to terminate their merger agreement, under which Wealthfront was to be acquired by UBS Americas Inc. In the third quarter of 2022, UBS purchased a USD 69.7m note convertible into Wealthfront shares.

Sale of UBS Swiss Financial Advisers AG

In the third quarter of 2022, we completed the sale of our wholly owned subsidiary UBS Swiss Financial Advisers AG (SFA) to Vontobel, as announced in December 2021. We will continue to refer US clients that want to have discretionary portfolio management or investment advisory services booked in Switzerland to Vontobel SFA. Upon completion of the sale, we recorded a pre-tax gain of USD 86m in Global Wealth Management.

Sale of our domestic wealth management business in Spain

We completed the sale of our domestic wealth management business in Spain to Singular Bank in the third quarter of 2022. This resulted in a pre-tax gain of USD 133m in Global Wealth Management.

Material model updates

In the third quarter of 2022, we updated the probability-of-default (PD) and loss-given-default (LGD) models for certain Lombard clients, which resulted in an RWA increase of USD 0.6bn. Further, we updated the PD model for owner-occupied residential properties, which resulted in an additional RWA increase of USD 0.6bn.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 30 June 2022 for disclosures required on a quarterly basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.

›    Refer to our 30 June 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about previously published quarterly movement commentary

UBS Group | Introduction and basis for preparation	3

Key metrics

Key metrics of the third quarter of 2022

The KM1 and KM2 tables on the following pages are based on Basel Committee on Banking Supervision (BCBS) Basel III rules. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

Our capital and leverage ratios increased, primarily reflecting decreases in risk-weighted assets and in the leverage ratio denominator. Our common equity tier 1 (CET1) capital decreased by USD 0.1bn to USD 44.7bn, mainly as operating profit before tax of USD 2.3bn was more than offset by share repurchases of USD 1.0bn, negative effects from foreign currency translation of USD 0.6bn, dividend accruals of USD 0.4bn and current tax expenses of USD 0.4bn.

Our tier 1 capital decreased by USD 0.5bn to USD 59.4bn, reflecting a decrease in our additional tier 1 (AT1) capital of USD 0.4bn, mainly reflecting interest rate risk hedges, foreign currency translation and other effects, as well as the aforementioned decrease in our CET1 capital.

The TLAC available as of 30 September 2022 included CET1 capital, AT1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at FVOCI for accounting purposes, which for regulatory capital purposes are measured at the lower of cost or market value. This amount was negligible as of 30 September 2022 but is included as available TLAC in the KM2 table in this section.

Our available TLAC decreased by USD 1.5bn to USD 104.7bn, mainly reflecting a USD 0.9bn decrease in TLAC-eligible senior unsecured debt and the aforementioned decrease in our tier 1 capital. The decrease of USD 0.9bn in TLAC-eligible senior unsecured debt was mainly due to two calls of TLAC-eligible unsecured debt denominated in US dollars amounting to USD 3.3bn and interest rate risk hedge, foreign currency translation and other effects, partly offset by eight new issuances of TLAC-eligible senior unsecured debt, denominated in US dollars, euro and yen, amounting to USD 5.3bn equivalent.

Risk-weighted assets (RWA) decreased by USD 5.1bn to USD 310.6bn, mainly driven by decreases of USD 2.9bn in market risk and of USD 2.2bn in credit risk RWA. The overall decrease of USD 5.1bn included a decrease of USD 5.1bn related to currency effects.

Leverage ratio exposure decreased by USD 35.6bn to USD 989.8bn, including currency effects of USD 25.8bn, driven by lower central bank balances, trading portfolio and lending assets, partly offset by an increase in securities financing transactions and purchases of high-quality liquid asset (HQLA) securities.

In the third quarter of 2022, the quarterly average liquidity coverage ratio (the LCR) of UBS Group increased 1.8 percentage points to 162.7%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The movement in the average LCR was driven by a reduction in net cash outflows of USD 7.3bn to USD 147.8bn, mainly due to lower outflows from customer deposits. This was largely offset by a decrease in high-quality liquid assets of USD 8.9bn to USD 240.4bn, mainly driven by debt maturities and decreases in customer deposits, partly offset by lower funding consumption from the business divisions.

As of 30 September 2022, the net stable funding ratio (the NSFR) of UBS Group decreased 0.6 percentage points to 120.4%, remaining above the prudential requirement communicated by FINMA. The movement in the NSFR was driven by USD 18.0bn lower available stable funding, predominantly due to decreases in customer deposits and debt maturities. Required stable funding decreased by USD 12.8bn, mainly driven by lower trading assets and loans to customers, partly offset by higher derivative and margin balances.

UBS Group | Key metrics	4

KM1: Key metrics
USD m, except where indicated
		30.9.22	30.6.22	31.3.22	31.12.21	30.9.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	44,664	44,798	44,593	45,281	45,022
1a	Fully loaded ECL accounting model CET1[1]	44,664	44,794	44,587	45,267	45,008
2	Tier 1	59,359	59,907	60,053	60,488	60,369
2a	Fully loaded ECL accounting model Tier 1[1]	59,359	59,902	60,047	60,475	60,355
3	Total capital	59,845	60,401	61,056	61,928	61,855
3a	Fully loaded ECL accounting model total capital[1]	59,845	60,396	61,051	61,914	61,841
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	310,615	315,685	312,037	302,209	302,426
4a	Minimum capital requirement[2]	24,849	25,255	24,963	24,177	24,194
4b	Total risk-weighted assets (pre-floor)	310,615	315,685	312,037	302,209	302,426
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	14.38	14.19	14.29	14.98	14.89
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	14.38	14.19	14.29	14.98	14.88
6	Tier 1 ratio (%)	19.11	18.98	19.25	20.02	19.96
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	19.11	18.98	19.24	20.01	19.96
7	Total capital ratio (%)	19.27	19.13	19.57	20.49	20.45
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	19.27	19.13	19.57	20.49	20.45
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.26
10	Bank G-SIB and / or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1 specific buffer requirements (%)[3]	3.52	3.52	3.52	3.52	3.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	9.88	9.69	9.79	10.48	10.39
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	989,787	1,025,422	1,072,953	1,068,862	1,044,916
14	Basel III leverage ratio (%)	6.00	5.84	5.60	5.66	5.78
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	6.00	5.84	5.60	5.66	5.78
Liquidity coverage ratio (LCR)[4]
15	Total high-quality liquid assets (HQLA)	240,420	249,364	252,836	227,891	230,885
16	Total net cash outflow	147,832	155,082	158,448	146,820	146,831
16a	of which: cash outflows	263,699	268,641	280,217	275,373	275,057
16b	of which: cash inflows	115,866	113,559	121,769	128,554	128,226
17	LCR (%)	162.68	160.85	159.64	155.47	157.32
Net stable funding ratio (NSFR)[5]
18	Total available stable funding	533,866	551,877	569,405	578,379	558,936
19	Total required stable funding	443,487	456,328	467,826	488,067	473,140
20	NSFR (%)	120.38	120.94	121.71	118.50	118.13

1 As of 1 July 2022, our capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Excludes non-BCBS capital buffer requirements for Swiss mortgage loans.    4 Calculated based on an average of 66 data points in the third quarter of 2022 and 64 data points in the second quarter of 2022. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 Report and to the “Liquidity and funding management” section of the UBS Group third quarter 2022 report for more information.

UBS Group | Key metrics	5

KM2: Key metrics - TLAC requirements (at resolution group level)[1]
USD m, except where indicated
		30.9.22	30.6.22	31.3.22	31.12.21	30.9.21
1	Total loss-absorbing capacity (TLAC) available	104,745	106,249	106,573	104,783	102,840
1a	Fully loaded ECL accounting model TLAC available[2]	104,745	106,244	106,568	104,769	102,827
2	Total RWA at the level of the resolution group	310,615	315,685	312,037	302,209	302,426
3	TLAC as a percentage of RWA (%)	33.72	33.66	34.15	34.67	34.01
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)	33.72	33.65	34.15	34.67	34.00
4	Leverage ratio exposure measure at the level of the resolution group	989,787	1,025,422	1,072,953	1,068,862	1,044,916
5	TLAC as a percentage of leverage ratio exposure measure (%)	10.58	10.36	9.93	9.80	9.84
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)	10.58	10.36	9.93	9.80	9.84
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 As of 1 July 2022, our capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”

UBS Group | Key metrics	6

Risk-weighted assets

Overview of RWA and capital requirements

The OV1 table on the following page provides an overview of our risk-weighted assets (RWA) and related minimum capital requirements by risk type. The table presented is based on the respective Swiss Financial Market Supervisory Authority (FINMA) template and empty rows indicate current non-applicability to UBS.

During the third quarter of 2022, our RWA decreased by USD 5.1bn to USD 310.6bn, mainly driven by decreases of USD 2.9bn in market risk and of USD 2.2bn in credit risk RWA.

Market risk RWA decreased by USD 2.9bn, mainly due to a USD 3.7bn decrease in asset size and other movements in the Investment Bank’s Global Markets business. This was partly offset by an increase of USD 0.6bn in regulatory add-ons that reflected updates from the monthly risks-not-in-VaR assessment and an increase of USD 0.2bn related to ongoing parameter updates of our VaR model.

Credit risk RWA decreased by USD 2.2bn, driven by a decrease of USD 3.6bn related to currency effects, partly offset by an increase of USD 1.3bn related to model updates. Asset size and other movements were unchanged, mainly as lower loans and loan commitments in the Investment Bank were offset by higher loan balances that are risk-weighted under the standardized approach, as well as higher loan and other commitments in Global Wealth Management. Model updates increased by USD 1.3bn, due to updates to probability-of-default (PD) and loss-given-default (LGD) models for certain Lombard clients, as well as due to an update to the PD model for owner-occupied residential properties.

The flow tables for credit risk, counterparty credit risk and market risk RWA in the respective sections of this report provide further details regarding the movements in RWA in the third quarter of 2022.

›    Refer to the “Introduction and basis for preparation” section of this report for more information about the applied regulatory standards

›    Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about the measurement of risk exposures and RWA

›    Refer to the “Capital management” section of our third quarter 2022 report, available under ”Quarterly reporting” at ubs.com/investors, for more information about capital management and RWA, including details regarding movements in RWA during the third quarter of 2022

UBS Group | Risk-weighted assets	7

OV1: Overview of RWA
		RWA		Minimum capital requirements[1]
USD m		30.9.22	30.6.22	30.9.22
1	Credit risk (excluding counterparty credit risk)	153,540	155,760	12,283
2	of which: standardized approach (SA)	37,382	36,149	2,991
2a	of which: non-counterparty-related risk	12,325	12,372	986
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	116,158	119,611	9,293
6	Counterparty credit risk[2]	39,236	39,428	3,139
7	of which: SA for counterparty credit risk (SA-CCR)	8,138	7,864	651
8	of which: internal model method (IMM)	18,574	17,786	1,486
8a	of which: value-at-risk (VaR)	9,389	10,263	751
9	of which: other CCR	3,135	3,515	251
10	Credit valuation adjustment (CVA)	4,229	3,871	338
11	Equity positions under the simple risk-weight approach	3,594	3,634	287
12	Equity investments in funds – look-through approach	470	535	38
13	Equity investments in funds – mandate-based approach	1,068	1,058	85
14	Equity investments in funds – fallback approach	226	215	18
15	Settlement risk	788	744	63
16	Securitization exposures in banking book	247	209	20
17	of which: securitization internal ratings-based approach (SEC-IRBA)
18	of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	28	30	2
19	of which: securitization standardized approach (SEC-SA)	220	179	18
20	Market risk	12,566	15,512	1,005
21	of which: standardized approach (SA)	505	615	40
22	of which: internal models approach (IMA)	12,061	14,896	965
23	Capital charge for switch between trading book and banking book[3]
24	Operational risk	80,856	80,856	6,468
25	Amounts below thresholds for deduction (250% risk weight)[4]	13,792	13,863	1,103
25a	of which: deferred tax assets	11,028	10,933	882
26	Floor adjustment[5]
27	Total	310,615	315,685	24,849

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    5 No floor effect, as 80% of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, does not exceed our Basel III RWA, including the RWA equivalent of the Basel III capital deductions.

RWA flow statements of credit risk exposures under IRB

The CR8 table on the following page provides a breakdown of the credit risk (CCR) RWA movements in the third quarter of 2022 across movement categories defined by the Basel Committee on Banking Supervision (the BCBS). These categories are described in the “Credit risk” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

Credit risk RWA under the advanced internal ratings-based (A-IRB) approach decreased by USD 3.5bn to USD 116.2bn during the third quarter of 2022.

The RWA decrease from asset size movements of USD 2.4bn was predominantly driven by lower loans and loan commitments in the Investment Bank and, to a lesser extent, by an RWA reduction related to nostro balances in Group Functions.

The USD 0.9bn decrease in RWA from asset quality was mainly driven by a slight improvement in the risk profile of our Personal & Corporate Banking business.

Model updates of USD 1.3bn reflected updates to PD and LGD models for certain Lombard clients in our Global Wealth Management business, as well as an update to the PD model for owner-occupied residential properties.

RWA from acquisitions and disposals increased by USD 1.2bn, mainly due to higher commitments related to the disposal of a business.

UBS Group | Risk-weighted assets	8

CR8: RWA flow statements of credit risk exposures under IRB
USD m		RWA
1	RWA as of 30.6.22	119,611
2	Asset size	(2,365)
3	Asset quality	(902)
4	Model updates	1,344
5	Methodology and policy
5a	of which: regulatory add-ons
6	Acquisitions and disposals	1,240
7	Foreign exchange movements	(2,770)
8	Other
9	RWA as of 30.9.22	116,158

RWA flow statements of counterparty credit risk exposures under the IMM and VaR

The CCR7 table below presents a flow statement explaining changes in counterparty credit risk RWA determined under the internal model method (IMM) for derivatives and the value-at-risk (VaR) approach for securities financing transactions (SFTs).

CCR RWA on derivatives under the IMM increased by USD 0.8bn to USD 18.6bn during the third quarter of 2022. The RWA increase from asset size movements was primarily due to market-driven movements on foreign currency and interest rate contracts in the Investment Bank. Model updates resulted in an increase of USD 0.4bn, due to various smaller updates across derivative models, and asset quality increased slightly by USD 0.2bn in the Investment Bank. These increases were partly offset by a decrease of USD 0.7bn related to currency effects.

CCR RWA on SFTs under the VaR approach decreased by USD 0.9bn to USD 9.4bn during the third quarter of 2022. The RWA decrease from asset size movements was primarily driven by the Investment Bank’s Global Markets business.

›    Refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the “Credit risk” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for definitions of CCR RWA movement table components

CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)
USD m		Derivatives	SFTs	Total
		Subject to IMM	Subject to VaR
1	RWA as of 30.6.22	17,786	10,263	28,049
2	Asset size	989	(800)	190
3	Credit quality of counterparties	180	33	213
4	Model updates	360	61	421
5	Methodology and policy
5a	of which: regulatory add-ons
6	Acquisitions and disposals
7	Foreign exchange movements	(742)	(168)	(910)
8	Other
9	RWA as of 30.9.22	18,574	9,389	27,962

UBS Group | Risk-weighted assets	9

RWA flow statements of market risk exposures under an internal models approach

The three main components that contribute to market risk RWA are VaR, stressed VaR (SVaR) and incremental risk charge (IRC). The VaR and SVaR components include the RWA charge for risks not in VaR (RniV).

The MR2 table below provides a breakdown of the movement in market risk RWA in the third quarter of 2022 under an internal models approach across those components, pursuant to the movement categories defined by the Basel Committee on Banking Supervision. These categories are described in the “Market risk” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

Market risk RWA under an internal models approach decreased by USD 2.8bn to USD 12.1bn in the third quarter of 2022, mainly due to a decrease in asset size and other movements in the Investment Bank’s Global Markets business. This was partly offset by an increase in regulatory add-ons that reflected updates from the monthly RniV assessment and an increase related to ongoing parameter updates of our VaR model. We are in discussions with FINMA regarding the integration of time decay into the regulatory VaR, which would replace the current add-on.

The FINMA VaR multiplier derived from backtesting exceptions for market risk RWA was unchanged compared with the prior quarter, at 3.0.

MR2: RWA flow statements of market risk exposures under an IMA[1]
USD m		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 30.6.22	4,956	8,231	1,709			14,896
1a	Regulatory adjustment	(3,493)	(5,404)	0			(8,897)
1b	RWA at previous quarter-end (end of day)	1,464	2,827	1,709			5,999
2	Movement in risk levels	1,531	1,403	(35)			2,899
3	Model updates / changes	25	15	0			40
4	Methodology and policy	0	0	0			0
5	Acquisitions and disposals	0	0	0			0
6	Foreign exchange movements	0	0	0			0
7	Other	58	206	0			264
8a	RWA at the end of the reporting period (end of day)	3,078	4,450	1,674			9,202
8b	Regulatory adjustment	406	2,453	0			2,859
8c	RWA as of 30.9.22	3,484	6,903	1,674			12,061
1 Components that describe movements in RWA are presented in italics.

UBS Group | Risk-weighted assets	10

Going and gone concern requirements and eligible capital

The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA).

›    Refer to the “Capital management” section of our third quarter 2022 report, available under ”Quarterly reporting” at ubs.com/investors, for more information about capital management

Swiss SRB going and gone concern requirements and information
As of 30.9.22	RWA		LRD
USD m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.58[1]	45,300	5.00[1]	49,489
Common equity tier 1 capital	10.28	31,944	3.50[2]	34,643
of which: minimum capital	4.50	13,978	1.50	14,847
of which: buffer capital	5.50	17,084	2.00	19,796
of which: countercyclical buffer	0.28	882
Maximum additional tier 1 capital	4.30	13,356	1.50	14,847
of which: additional tier 1 capital	3.50	10,872	1.50	14,847
of which: additional tier 1 buffer capital	0.80	2,485

Eligible going concern capital
Total going concern capital	19.11	59,359	6.00	59,359
Common equity tier 1 capital	14.38	44,664	4.51	44,664
Total loss-absorbing additional tier 1 capital[3]	4.73	14,695	1.48	14,695
of which: high-trigger loss-absorbing additional tier 1 capital	4.35	13,504	1.36	13,504
of which: low-trigger loss-absorbing additional tier 1 capital	0.38	1,190	0.12	1,190

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.35	32,139	3.75	37,117
of which: base requirement[5]	12.86	39,945	4.50	44,540
of which: additional requirement for market share and LRD	1.44	4,473	0.50	4,949
of which: applicable reduction on requirements	(3.95)	(12,279)	(1.25)	(12,372)
of which: rebate granted[6]	(3.56)	(11,066)	(1.25)	(12,372)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.39)	(1,214)	0.00	0

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.61	45,385	4.59	45,385
Total tier 2 capital	0.95	2,959	0.30	2,959
of which: low-trigger loss-absorbing tier 2 capital	0.78	2,427	0.25	2,427
of which: non-Basel III-compliant tier 2 capital	0.17	531	0.05	531
TLAC-eligible senior unsecured debt	13.66	42,426	4.29	42,426

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.93	77,439	8.75	86,606
Eligible total loss-absorbing capacity	33.72	104,744	10.58	104,744

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		310,615
Leverage ratio denominator				989,787

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 10% and 3.75% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based requirement of 14.3% and 1.25 percentage points for the LRD-based requirement of 5.0%.    6 Based on the actions we completed up to December 2021 to improve resolvability, FINMA granted an increase in the rebate on the gone concern requirement from 55.0% to 65.0% of the maximum rebate, effective 1 July 2022, with an effective maximum rebate of 1.25 percentage points for the LRD-based requirements and – given the risk density of 35% underlying the regulatory requirements – an effective maximum rebate of 3.56 percentage points for the RWA-based requirements.

UBS Group | Going and gone concern requirements and eligible capital	11

Leverage ratio

Basel III leverage ratio

The Basel Committee on Banking Supervision (the BCBS) leverage ratio, as summarized in the “KM1: Key metrics“ table in section 2 of this report, is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (the LRD).

The LRD consists of on-balance sheet assets and off-balance sheet items based on International Financial Reporting Standards (IFRS). Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin netting, the current exposure method add-on for potential future exposure and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table in this section. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

Difference between the Swiss SRB and BCBS leverage ratio

The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules UBS is required to meet going and gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt.

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD m	30.9.22	30.6.22
On-balance sheet exposures
IFRS total assets	1,111,753	1,113,193
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(12,436)	(14,597)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[1]	(243,429)	(204,306)
Less carrying amount of securities financing transactions in IFRS total assets[2]	(96,087)	(89,961)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	759,801	804,329
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(11,052)	(11,319)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	748,749	793,010

1 The exposures consist of derivative financial instruments and cash collateral receivables on derivative instruments, all of which are in accordance with the regulatory scope of consolidation.    2 The exposures consist of receivables from SFTs, margin loans, prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs, all of which are in accordance with the regulatory scope of consolidation.

UBS Group | Leverage ratio	12

During the third quarter of 2022, the LRD decreased by USD 35.6bn to USD 989.8bn, including currency effects of USD 25.8bn. On-balance sheet exposures (excluding derivatives and SFTs) decreased by USD 44.3bn, mainly driven by lower central bank balances and trading portfolio assets, as well as a decrease in lending assets, partly offset by purchases of high-quality liquid asset securities. Derivative exposures increased by USD 1.0bn, mainly in the Investment Bank, reflecting market-driven movements amid volatility in interest rates and exchange rates. Securities financing transactions increased by USD 6.0bn, mainly driven by higher collateral sourcing to hedge client positions and brokerage receivables, partly offset by roll-offs of excess cash reinvestment trades. Off-balance sheet items increased by USD 1.6bn, mainly due to higher forward starting reverse repurchase agreements.

›    Refer to “Leverage ratio denominator” in the “Capital management” section of our third quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information

LR2: BCBS Basel III leverage ratio common disclosure
USD m, except where indicated		30.9.22	30.6.22

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	759,801	804,329
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(11,052)	(11,319)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	748,749	793,010

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	75,257	66,044
5	Add-on amounts for PFE associated with all derivatives transactions	72,334	75,179
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(29,424)	(22,320)
8	(Exempted QCCP leg of client-cleared trade exposures)	(13,535)	(15,375)
9	Adjusted effective notional amount of all written credit derivatives[1]	50,857	50,262
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[2]	(50,329)	(49,652)
11	Total derivative exposures	105,161	104,138

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	157,654	172,778
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(61,567)	(82,818)
14	CCR exposure for SFT assets	8,168	8,258
15	Agent transaction exposures
16	Total securities financing transaction exposures	104,255	98,218

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	103,838	105,286
18	(Adjustments for conversion to credit equivalent amounts)	(72,216)	(75,230)
19	Total off-balance sheet items	31,622	30,056
	Total exposures (leverage ratio denominator)	989,787	1,025,422

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	59,359	59,907
21	Total exposures (leverage ratio denominator)	989,787	1,025,422

	Leverage ratio
22	Basel III leverage ratio (%)	6.0	5.8

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

LR1: BCBS Basel III leverage ratio summary comparison
USD m		30.9.22	30.6.22
1	Total consolidated assets as per published financial statements	1,111,753	1,113,193
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(23,488)	(25,917)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(138,268)	(100,168)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	8,168	8,258
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	31,622	30,056
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	989,787	1,025,422
1 Includes assets that are deducted from tier 1 capital.

UBS Group | Leverage ratio	13

Liquidity and funding

Liquidity coverage ratio

We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.

Pillar 3 disclosure requirement	Third quarter 2022 report section	Disclosure	Third quarter 2022 report page number
Concentration of funding sources	Balance sheet and off-balance sheet	Liabilities by product and currency	41

High-quality liquid assets

HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds.

High-quality liquid assets (HQLA)
	Average 3Q22[1]			Average 2Q22[1]
USD bn	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	167.0		167.0	169.2		169.2
Securities (on- and off-balance sheet)	53.8	19.6	73.5	61.5	18.6	80.1
Total HQLA[4]	220.8	19.6	240.4	230.8	18.6	249.4

1 Calculated based on an average of 66 data points in the third quarter of 2022 and 64 data points in the second quarter of 2022.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

UBS Group | Liquidity and funding	14

LCR development during the third quarter of 2022

In the third quarter of 2022, the quarterly average LCR of UBS Group increased 1.8 percentage points to 162.7%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The movement in the average LCR was driven by a reduction in net cash outflows of USD 7.3bn to USD 147.8bn, mainly due to lower outflows from customer deposits. This was largely offset by a decrease in high-quality liquid assets of USD 8.9bn to USD 240.4bn, mainly driven by debt maturities and decreases in customer deposits, partly offset by lower funding consumption from the business divisions.

LIQ1: Liquidity coverage ratio
		Average 3Q22[1]		Average 2Q22[1]
USD bn, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets (HQLA)
1	Total HQLA	244.1	240.4	252.9	249.4

Cash outflows
2	Retail deposits and deposits from small business customers	277.0	31.3	288.1	33.0
3	of which: stable deposits	38.8	1.4	39.8	1.5
4	of which: less stable deposits	238.2	29.9	248.3	31.5
5	Unsecured wholesale funding	225.1	118.2	242.9	126.6
6	of which: operational deposits (all counterparties)	51.4	12.7	53.7	13.3
7	of which: non-operational deposits (all counterparties)	161.8	93.5	176.8	100.8
8	of which: unsecured debt	12.0	12.0	12.5	12.5
9	Secured wholesale funding		66.5		69.6
10	Additional requirements	99.8	30.0	103.2	29.3
11	of which: outflows related to derivatives and other transactions	62.1	20.5	64.7	21.2
12	of which: outflows related to loss of funding on debt products[3]	0.1	0.1	0.2	0.2
13	of which: committed credit and liquidity facilities	37.6	9.4	38.3	7.8
14	Other contractual funding obligations	14.7	13.7	7.5	6.2
15	Other contingent funding obligations	199.7	4.0	205.7	4.0
16	Total cash outflows		263.7		268.6

Cash inflows
17	Secured lending	208.1	67.1	218.7	69.7
18	Inflows from fully performing exposures	57.3	25.4	63.3	27.8
19	Other cash inflows	23.3	23.3	16.1	16.1
20	Total cash inflows	288.7	115.9	298.1	113.6

		Average 3Q22[1]		Average 2Q22[1]
USD bn, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio (LCR)
21	Total HQLA		240.4		249.4
22	Total net cash outflows		147.8		155.1
23	LCR (%)		162.7		160.8

1 Calculated based on an average of 66 data points in the third quarter of 2022 and 64 data points in the second quarter of 2022.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

UBS Group | Liquidity and funding	15

Significant regulated subsidiaries and sub-groups

Introduction

Scope of disclosures in this section

The sections on the following pages include capital and other regulatory information as of 30 September 2022 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated. Capital information in the following sections is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.

UBS Americas Holding LLC consolidated

Stress capital buffer in the US

Following the completion of the annual Dodd–Frank Act Stress Test (DFAST) and the Comprehensive Capital Analysis and Review (CCAR), UBS Americas Holding LLC was assigned a stress capital buffer (an SCB) of 4.8% (previously 7.1%) under the SCB rule as of 1 October 2022, resulting in a total common equity tier 1 (CET1) capital requirement of 9.3%.

Significant regulated subsidiaries and sub-groups | Introduction	16

UBS AG standalone

Key metrics of the third quarter of 2022

The table on the following page is based on Basel Committee on Banking Supervision (BCBS) Basel III rules.

During the third quarter of 2022, common equity tier 1 (CET1) capital decreased by USD 0.7bn to USD 53.5bn, mainly as operating profit before tax was more than offset by additional accruals for capital returns to UBS Group AG. Tier 1 capital decreased by USD 1.0bn to USD 67.1bn, primarily driven by the aforementioned decrease in CET1 capital and a USD 0.4bn decrease in additional tier 1 capital, mainly driven by interest rate risk hedge and foreign currency translation effects. Total capital decreased by USD 1.0bn to USD 67.6bn, mainly reflecting the aforementioned decrease in tier 1 capital.

Phase-in risk-weighted assets (RWA) decreased by USD 4.5bn to USD 323.4bn during the third quarter of 2022, primarily driven by decreases in market risk, participations, and credit and counterparty credit risk RWA.

Leverage ratio exposure decreased by USD 16.6bn to USD 553.2bn, mainly driven by lower trading portfolio assets and central bank balances, partly offset by purchases of high-quality liquid asset securities and an increase in securities financing transactions.

Correspondingly, the CET1 capital ratio of UBS AG remained largely stable at 16.5%, reflecting the decrease in RWA, largely offset by the decrease in CET1 capital. The firm’s Basel III leverage ratio increased to 12.1% from 12.0%, reflecting the lower leverage ratio exposure, partly offset by the decrease in tier 1 capital.

In the third quarter of 2022, the quarterly average liquidity coverage ratio (the LCR) of UBS AG increased 0.9 percentage points to 190.2%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The increase in average high-quality liquid assets of USD 1.1bn to USD 105.8bn was mainly driven by lower funding consumption from the business divisions, partly offset by debt maturities. Average net cash outflows increased by USD 0.4bn to USD 55.8bn.

As of 30 September 2022, the net stable funding ratio (the NSFR) of UBS AG decreased 0.5 percentage points to 91.7%, remaining above the prudential requirement communicated by FINMA. The movement in the NSFR was driven by a decrease in available stable funding of USD 3.3bn to USD 241.5bn, mainly due to debt maturities. Required stable funding decreased by USD 2.3bn to USD 263.3bn, mainly driven by lower trading assets, partly offset by higher derivative and margin balances.

Significant regulated subsidiaries and sub-groups | UBS AG standalone	17

KM1: Key metrics
USD m, except where indicated
		30.9.22	30.6.22	31.3.22	31.12.21	30.9.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	53,480	54,146	52,218	52,818	51,233
1a	Fully loaded ECL accounting model CET1[1]	53,480	54,139	52,211	52,803	51,217
2	Tier 1	67,149	68,188	66,597	66,658	65,211
2a	Fully loaded ECL accounting model Tier 1[1]	67,149	68,180	66,589	66,643	65,195
3	Total capital	67,634	68,682	67,599	68,054	66,639
3a	Fully loaded ECL accounting model total capital[1]	67,634	68,674	67,592	68,039	66,624
Risk-weighted assets (amounts)[2]
4	Total risk-weighted assets (RWA)	323,364	327,846	330,401	317,913	318,755
4a	Minimum capital requirement[3]	25,869	26,228	26,432	25,433	25,500
4b	Total risk-weighted assets (pre-floor)	323,364	327,846	330,401	317,913	318,755
Risk-based capital ratios as a percentage of RWA[2]
5	CET1 ratio (%)	16.54	16.52	15.80	16.61	16.07
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	16.54	16.51	15.80	16.61	16.07
6	Tier 1 ratio (%)	20.77	20.80	20.16	20.97	20.46
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	20.77	20.80	20.15	20.96	20.45
7	Total capital ratio (%)	20.92	20.95	20.46	21.41	20.91
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	20.92	20.95	20.46	21.40	20.90
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00
10	Bank G-SIB and / or D-SIB additional requirements (%)[4]
11	Total of bank CET1 specific buffer requirements (%)[5]	2.52	2.52	2.52	2.52	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	12.04	12.02	11.30	12.11	11.57
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	553,215	569,794	594,893	593,868	597,542
14	Basel III leverage ratio (%)	12.14	11.97	11.19	11.22	10.91
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	12.14	11.97	11.19	11.22	10.91
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	105,768	104,628	103,168	89,488	92,333
16	Total net cash outflow	55,770	55,405	55,039	52,229	50,733
16a	of which: cash outflows	155,688	159,568	162,735	163,207	167,240
16b	of which: cash inflows	99,919	104,163	107,696	110,978	116,507
17	LCR (%)	190.23	189.29	188.26	173.19	182.65
Net stable funding ratio (NSFR)[7]
18	Total available stable funding	241,505	244,791	249,760	257,992	251,277
19	Total required stable funding	263,308	265,597	275,424	289,195	283,682
20	NSFR (%)	91.72	92.17	90.68	89.21	88.58

1 As of 1 July 2022, our capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Based on phase-in rules for RWA. Refer to “Swiss SRB going and gone concern requirements and information” on the next page for more information.    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided on the following pages in this section.    5 Excludes non-BCBS capital buffer requirements for Swiss mortgage loans.    6 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 66 data points in the third quarter of 2022 and 64 data points in the second quarter of 2022. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    7 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding. Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 Report for more information.

Significant regulated subsidiaries and sub-groups | UBS AG standalone	18

Swiss SRB going and gone concern requirements and information

The tables below and on the next page provide details of the Swiss systemically relevant bank (SRB) RWA- and leverage ratio denominator (LRD)-based going and gone concern requirements and information as required by FINMA; details regarding eligible gone concern instruments are provided on the next page.

More information about the going and gone concern requirements and information is provided in the “UBS AG standalone” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.9.22	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD
USD m, except where indicated	in %		in %		in %
Required going concern capital
Total going concern capital	14.32[1]	46,294	14.32[1]	54,112	5.00[1]	27,661
Common equity tier 1 capital	10.02	32,389	10.02	37,859	3.50	19,363
of which: minimum capital	4.50	14,551	4.50	17,009	1.50	8,298
of which: buffer capital	5.50	17,785	5.50	20,789	2.00	11,064
of which: countercyclical buffer	0.02	53	0.02	61
Maximum additional tier 1 capital	4.30	13,905	4.30	16,253	1.50	8,298
of which: additional tier 1 capital	3.50	11,318	3.50	13,229	1.50	8,298
of which: additional tier 1 buffer capital	0.80	2,587	0.80	3,024

Eligible going concern capital
Total going concern capital	20.77	67,149	17.77	67,149	12.14	67,149
Common equity tier 1 capital	16.54	53,480	14.15	53,480	9.67	53,480
Total loss-absorbing additional tier 1 capital	4.23	13,669	3.62	13,669	2.47	13,669
of which: high-trigger loss-absorbing additional tier 1 capital	3.86	12,481	3.30	12,481	2.26	12,481
of which: low-trigger loss-absorbing additional tier 1 capital	0.37	1,188	0.31	1,188	0.21	1,188

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		323,364		377,973
Leverage ratio denominator						553,215

Required gone concern capital[2]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing capacity		38,512

Eligible gone concern capital
Total gone concern loss-absorbing capacity		45,375
Gone concern capital coverage ratio	117.82

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

Significant regulated subsidiaries and sub-groups | UBS AG standalone	19

Swiss SRB going and gone concern information
USD m, except where indicated	30.9.22	30.6.22

Eligible going concern capital
Total going concern capital	67,149	68,188
Total tier 1 capital	67,149	68,188
Common equity tier 1 capital	53,480	54,146
Total loss-absorbing additional tier 1 capital	13,669	14,042
of which: high-trigger loss-absorbing additional tier 1 capital	12,481	12,825
of which: low-trigger loss-absorbing additional tier 1 capital	1,188	1,217

Eligible gone concern capital
Total gone concern loss-absorbing capacity	45,375	46,330
Total tier 2 capital	2,949	2,997
of which: low-trigger loss-absorbing tier 2 capital	2,426	2,470
of which: non-Basel III-compliant tier 2 capital	523	528
TLAC-eligible senior unsecured debt	42,426	43,333

Total loss-absorbing capacity
Total loss-absorbing capacity	112,524	114,518

Denominators for going and gone concern ratios
Risk-weighted assets phase-in	323,364	327,846
of which: investments in Switzerland-domiciled subsidiaries[1]	37,427	38,449
of which: investments in foreign-domiciled subsidiaries[1]	115,512	115,758
Risk-weighted assets fully applied as of 1.1.28	377,973	382,699
of which: investments in Switzerland-domiciled subsidiaries[1]	42,530	43,692
of which: investments in foreign-domiciled subsidiaries[1]	165,018	165,368
Leverage ratio denominator	553,215	569,794

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	20.8	20.8
of which: common equity tier 1 capital ratio, phase-in	16.5	16.5
Going concern capital ratio, fully applied as of 1.1.28	17.8	17.8
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	14.1	14.1

Leverage ratios (%)
Going concern leverage ratio	12.1	12.0
of which: common equity tier 1 leverage ratio	9.7	9.5

Capital coverage ratio (%)
Gone concern capital coverage ratio	117.8	115.2

1 Net exposures for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries are risk-weighted at 220% and 280%, respectively, for the current year. Risk weights will gradually increase by 5 percentage points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.

Leverage ratio information

Swiss SRB leverage ratio denominator
USD bn	30.9.22	30.6.22

Leverage ratio denominator
Swiss GAAP total assets	486.1	498.4
Difference between Swiss GAAP and IFRS total assets	196.4	159.6
Less derivative exposures and SFTs[1]	(310.8)	(265.7)
Less funding provided to significant regulated subsidiaries eligible as gone concern capital	(20.8)	(21.4)
On-balance sheet exposures (excluding derivative exposures and SFTs)	350.9	370.9
Derivative exposures	101.7	102.2
Securities financing transactions	79.4	74.9
Off-balance sheet items	22.6	23.1
Items deducted from Swiss SRB tier 1 capital	(1.4)	(1.4)
Total exposures (leverage ratio denominator)	553.2	569.8

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

Significant regulated subsidiaries and sub-groups | UBS AG standalone	20

UBS Switzerland AG standalone

Key metrics of the third quarter of 2022

The table on the following page is based on Basel Committee on Banking Supervision (BCBS) Basel III rules and International Financial Reporting Standards (IFRS).

During the third quarter of 2022, common equity tier 1 (CET1) capital decreased by CHF 0.2bn to CHF 12.5bn, as operating profit was more than offset by additional accruals for dividends.

Total risk-weighted assets (RWA) increased by CHF 1.8bn to CHF 109.2bn, primarily due to an increase of CHF 1.7bn in pre-floor RWA, mainly due to higher RWA from residential mortgages and derivatives. The floor adjustment increased slightly by CHF 0.1bn.

Leverage ratio exposure decreased by CHF 6.2bn to CHF 334.8bn, mainly driven by lower central bank balances, partly offset by increases in residential mortgages and corporate loans.

The quarterly average liquidity coverage ratio (the LCR) of UBS Switzerland AG decreased 0.3 percentage points to 141.2%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The average LCR decrease was driven by a reduction in high-quality liquid assets of CHF 4.6bn to CHF 89.0bn, mainly due to lower customer deposits, partly offset by lower net cash outflows of CHF 3.2bn to CHF 63.1bn due to lower customer deposits.

As of 30 September 2022, the net stable funding ratio (the NSFR) of UBS Switzerland AG decreased 3.0 percentage points to 141.1%, remaining above the prudential requirement communicated by FINMA. The movement in the NSFR was driven by an increase in required stable funding of CHF 2.6bn to CHF 158.9bn, mainly due to higher loans to customers, and a decrease in available stable funding of CHF 1.0bn to CHF 224.1bn, mainly due to lower customer deposits.

Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone	21

KM1: Key metrics
CHF m, except where indicated
		30.9.22	30.6.22	31.3.22	31.12.21	30.9.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	12,520	12,718	12,786	12,609	12,199
1a	Fully loaded ECL accounting model CET1[1]	12,520	12,717	12,785	12,608	12,198
2	Tier 1	17,939	18,124	18,178	17,996	17,596
2a	Fully loaded ECL accounting model Tier 1[1]	17,939	18,123	18,178	17,995	17,595
3	Total capital	17,939	18,124	18,178	17,996	17,596
3a	Fully loaded ECL accounting model total capital[1]	17,939	18,123	18,178	17,995	17,595
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	109,163	107,344	108,071	106,399	109,941
4a	Minimum capital requirement[2]	8,733	8,588	8,646	8,512	8,795
4b	Total risk-weighted assets (pre-floor)	98,242	96,583	95,858	93,437	93,839
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	11.47	11.85	11.83	11.85	11.10
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.47	11.85	11.83	11.85	11.10
6	Tier 1 ratio (%)	16.43	16.88	16.82	16.91	16.00
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	16.43	16.88	16.82	16.91	16.00
7	Total capital ratio (%)	16.43	16.88	16.82	16.91	16.00
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	16.43	16.88	16.82	16.91	16.00
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.74
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)[4]	2.52	2.52	2.52	2.52	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	6.97	7.35	7.33	7.35	6.60
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	334,765	340,969	346,097	339,788	338,636
14	Basel III leverage ratio (%)	5.36	5.32	5.25	5.30	5.20
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.36	5.32	5.25	5.30	5.20
Liquidity coverage ratio (LCR)[5]
15	Total high-quality liquid assets (HQLA)	89,016	93,651	94,850	91,304	92,341
16	Total net cash outflow	63,082	66,248	66,962	64,084	64,491
16a	of which: cash outflows	85,858	90,247	91,396	88,771	89,154
16b	of which: cash inflows	22,776	23,999	24,434	24,687	24,663
17	LCR (%)	141.15	141.42	141.72	142.57	143.26
Net stable funding ratio (NSFR)[6]
18	Total available stable funding	224,149	225,178	228,789	225,239	229,666
19	Total required stable funding	158,853	156,232	159,876	158,072	156,849
20	NSFR (%)	141.10	144.13	143.10	142.49	146.43

1 As of 1 July 2022, our capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    4 Excludes non-BCBS capital buffer requirements for Swiss mortgage loans.    5 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 66 data points in the third quarter of 2022 and 64 data points in the second quarter of 2022. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    6 UBS Switzerland AG is required to maintain a minimum NSFR of at least 100% on an ongoing basis as defined by Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is needed to fulfill the NSFR requirement of UBS AG. Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 Report for more information.

Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone	22

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 30 September 2022, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 15.05% (including a countercyclical buffer of 0.75%, which increased by 74 basis points on 30 September 2022 due to the reactivation of the Swiss countercyclical capital buffer at a maximum level of 2.5% on risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland) and 5.00%, respectively.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions).

The gone concern requirements were 8.87% for the RWA-based requirement and 3.10% for the leverage ratio denominator-based requirement.

Swiss SRB going and gone concern requirements and information
As of 30.9.22	RWA		LRD
CHF m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	15.05[1]	16,433	5.00[1]	16,738
Common equity tier 1 capital	10.75	11,739	3.50	11,717
of which: minimum capital	4.50	4,912	1.50	5,021
of which: buffer capital	5.50	6,004	2.00	6,695
of which: countercyclical buffer	0.75	823
Maximum additional tier 1 capital	4.30	4,694	1.50	5,021
of which: additional tier 1 capital	3.50	3,821	1.50	5,021
of which: additional tier 1 buffer capital	0.80	873

Eligible going concern capital
Total going concern capital	16.43	17,939	5.36	17,939
Common equity tier 1 capital	11.47	12,520	3.74	12,520
Total loss-absorbing additional tier 1 capital	4.96	5,419	1.62	5,419
of which: high-trigger loss-absorbing additional tier 1 capital	4.96	5,419	1.62	5,419

Required gone concern capital[2]
Total gone concern loss-absorbing capacity	8.87	9,678	3.10	10,378
of which: base requirement	7.97	8,704	2.79	9,340
of which: additional requirement for market share and LRD	0.89	975	0.31	1,038

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.38	11,336	3.39	11,336
TLAC-eligible senior unsecured debt	10.38	11,336	3.39	11,336

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.92	26,111	8.10	27,116
Eligible total loss-absorbing capacity	26.82	29,275	8.74	29,275

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		109,163
Leverage ratio denominator				334,765

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone	23

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
CHF m, except where indicated	30.9.22	30.6.22

Eligible going concern capital
Total going concern capital	17,939	18,124
Total tier 1 capital	17,939	18,124
Common equity tier 1 capital	12,520	12,718
Total loss-absorbing additional tier 1 capital	5,419	5,406
of which: high-trigger loss-absorbing additional tier 1 capital	5,419	5,406

Eligible gone concern capital
Total gone concern loss-absorbing capacity	11,336	11,301
TLAC-eligible senior unsecured debt	11,336	11,301

Total loss-absorbing capacity
Total loss-absorbing capacity	29,275	29,425

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	109,163	107,344
Leverage ratio denominator	334,765	340,969

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.4	16.9
of which: common equity tier 1 capital ratio	11.5	11.8
Gone concern loss-absorbing capacity ratio	10.4	10.5
Total loss-absorbing capacity ratio	26.8	27.4

Leverage ratios (%)
Going concern leverage ratio	5.4	5.3
of which: common equity tier 1 leverage ratio	3.7	3.7
Gone concern leverage ratio	3.4	3.3
Total loss-absorbing capacity leverage ratio	8.7	8.6

Leverage ratio information

Swiss SRB leverage ratio denominator

CHF bn	30.9.22	30.6.22
Leverage ratio denominator
Swiss GAAP total assets	318.0	323.2
Difference between Swiss GAAP and IFRS total assets	6.0	3.8
Less derivative exposures and SFTs[1]	(12.2)	(9.9)
On-balance sheet exposures (excluding derivative exposures and SFTs)	311.8	317.1
Derivative exposures	5.7	5.9
Securities financing transactions	2.5	2.8
Off-balance sheet items	15.0	15.4
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.2)
Total exposures (leverage ratio denominator)	334.8	341.0

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone	24

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in million, as of most recent reporting date)[1]	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
9	Par value of instrument (currency in million)	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020	11 March 2021	2 June 2021	2 June 2021
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes

Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone	25

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date
		Share capital	Additional tier 1 capital
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025	First optional repayment date: 11 March 2026	First optional repayment date: 2 June 2026	First optional repayment date: 2 June 2028
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any of every second interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to a tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest.

Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone	26

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date
		Share capital	Additional tier 1 capital
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	3-month SARON Compound + 250 bps per annum quarterly	3-month SARON Compound + 489 bps per annum quarterly	3-month SOFR Compound + 561 bps per annum quarterly	3-month SARON Compound + 433 bps per annum quarterly	3-month SARON Compound + 397 bps per annum quarterly	3-month SARON Compound + 337 bps per annum quarterly	3-month SARON Compound + 307 bps per annum quarterly	3-month SARON Compound + 308 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability. Subject to applicable conditions.

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone	27

UBS Europe SE consolidated

The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on Basel Committee on Banking Supervision (BCBS) Pillar 1 requirements and in accordance with EU regulatory rules and International Financial Reporting Standards (IFRS).

During the third quarter of 2022, common equity tier 1 was stable at EUR 2.4bn and total capital remained stable at EUR 3.0bn. Risk-weighted assets increased by EUR 0.6bn to EUR 12.0bn, mainly driven by an increase in credit risk that was driven by over-the-counter derivatives and partially offset by the sale of the domestic wealth management business in Spain. Leverage ratio exposure increased by EUR 4.4bn to EUR 51.7bn, mainly reflecting an increase in derivatives and cash with central banks.

The average liquidity coverage ratio was broadly stable at 166.2%, with a EUR 1.0bn increase in high-quality liquid assets offset by a EUR 0.6bn increase in total net cash outflows. The net stable funding ratio was broadly stable at 151.1% (compared with 148.3% in the second quarter of 2022), with a EUR 0.2bn increase in funding surplus.

KM1: Key metrics[1]
EUR m, except where indicated
		30.9.22	30.6.22[2]	31.3.22[2]	31.12.21	30.9.21[2]
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	2,438	2,427	2,766	2,764	3,930
2	Tier 1	3,038	3,027	3,056	3,054	4,220
3	Total capital	3,038	3,027	3,056	3,054	4,220
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	11,977	11,412	12,276	12,328	13,472
4a	Minimum capital requirement[3]	958	913	982	986	1,078
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	20.4	21.3	22.5	22.4	29.2
6	Tier 1 ratio (%)	25.4	26.5	24.9	24.8	31.3
7	Total capital ratio (%)	25.4	26.5	24.9	24.8	31.3
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.2	0.1	0.1	0.1	0.1
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.7	2.6	2.6	2.6	2.6
12	CET1 available after meeting the bank’s minimum capital requirements (%)[4]	15.9	16.6	16.9	16.8	23.4
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	51,727	47,364	52,250	46,660	47,208
14	Basel III leverage ratio (%)[5]	5.9	6.4	5.8	6.5	8.9
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	20,056	19,060	17,948	17,143	17,108
16	Total net cash outflow	12,221	11,640	10,745	10,091	10,373
17	LCR (%)	166.2	165.8	167.9	170.3	165.4
Net stable funding ratio (NSFR)
18	Total available stable funding	13,945	13,853	14,696	15,358	15,458
19	Total required stable funding	9,230	9,343	8,624	8,963	9,160
20	NSFR (%)	151.1	148.3	170.4	171.3	168.7

1 Based on applicable EU regulatory rules.    2 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the ECB).    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.    5 On the basis of tier 1 capital.    6 Figures are calculated on a twelve-month average.

Significant regulated subsidiaries and sub-groups | UBS Europe SE consolidated	28

UBS Americas Holding LLC consolidated

The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Americas Holding LLC consolidated, based on Pillar 1 requirements and in accordance with US Basel III rules and US generally accepted accounting principles (GAAP).

Effective 1 October 2022, and through 30 September 2023, UBS Americas Holding LLC is subject to a stress capital buffer (an SCB) of 4.8%, in addition to the minimum capital requirements. The SCB was determined by the Federal Reserve Board following the completion of the 2022 Comprehensive Capital Analysis and Review (the CCAR) based on Dodd–Frank Act Stress Test (DFAST) results and planned future dividends. The SCB, which replaces the static capital conservation buffer of 2.5%, is subject to change on an annual basis or as otherwise determined by the Federal Reserve Board.

During the third quarter of 2022, common equity tier 1 increased by USD 0.1bn, primarily due to operating profit, partially offset by the payment of a dividend to UBS AG. Risk-weighted assets decreased by USD 1.6bn to USD 73.0bn, driven by decreases in market and credit risk. Leverage ratio exposure, calculated on an average basis, decreased by USD 6.6bn to USD 191.7bn, primarily due to decreased cash at Federal Reserve Banks.

The average liquidity coverage ratio decreased 4.1 percentage points, driven by a USD 3.8bn decrease in high-quality liquid assets, predominantly due to lower central bank reserve balances.

KM1: Key metrics[1]
USD m, except where indicated
		30.9.22	30.6.22	31.3.22	31.12.21	30.9.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	12,588	12,454	12,926	13,002	14,831
2	Tier 1	16,643	16,509	16,975	17,051	17,877
3	Total capital	16,786	16,661	17,108	17,176	18,485
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	73,043	74,651	72,646	72,979	71,571
4a	Minimum capital requirement[2]	5,843	5,972	5,812	5,838	5,726
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	17.2	16.7	17.8	17.8	20.7
6	Tier 1 ratio (%)	22.8	22.1	23.4	23.4	25.0
7	Total capital ratio (%)	23.0	22.3	23.6	23.5	25.8
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
8a	Stress capital buffer requirement (%)	7.1	7.1	7.1	7.1	6.7
9	Countercyclical buffer requirement (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
11a	Total bank specific capital requirements (%)	7.1	7.1	7.1	7.1	6.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)[3]	12.7	12.2	13.3	13.3	16.2
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	191,695	198,332	197,541	188,130[4]	175,486
14	Basel III leverage ratio (%)[5]	8.7	8.3	8.6	9.1	10.2
14a	Total Basel III supplementary leverage ratio exposure measure	214,292	224,259	223,482	212,167	199,073
14b	Basel III supplementary leverage ratio (%)[5]	7.8	7.4	7.6	8.0	9.0
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	30,249	34,065	34,451	32,371	30,058
16	Total net cash outflow	21,557	23,596	24,873	21,995	19,548
17	LCR (%)	140.3	144.4	138.6	147.2	153.8

1 The net stable funding ratio requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.    2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.    3 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5%.    4 The Total Basel III leverage ratio exposure measure as of 31 December 2021 has been aligned with UBS Americas Holding LLC’s reported figure in the FR Y-9C report that was filed with the Board of Governors of the Federal Reserve.    5 On the basis of tier 1 capital.    6 Figures are calculated on a quarterly average.

Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated	29

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CGU                cash-generating unit

CHF                 Swiss franc

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CUSIP              Committee on Uniform Security Identification Procedures

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ESR                  environmental and social risk

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 pound sterling

GCRG             Group Compliance, Regulatory & Governance

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GMD               Group Managing Director

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

ISIN                 International Securities Identification Number

Appendix	30

Abbreviations frequently used in our financial reports (continued)

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

ORF                 operational risk framework

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBA                 role-based allowance

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

rTSR                relative total shareholder return

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 Special Administrative Region of the People’s Republic of China

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing or

                        sustainable investments

SIBOR             Singapore Interbank Offered Rate

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SOR                 Singapore Swap Offer Rate

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TIBOR             Tokyo Interbank Offered Rate

TLAC               total loss-absorbing capacity

U

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Appendix	31

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Appendix	32

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  October 25, 2022